11017880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66964

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

REPORT FOR THE PERIOD BEGINNING April 1, 2010 (MM/DD/YY) AND ENDING March 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

US Arma Partners, LP

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
Four Palo Alto Square, Suite 100, 3000 El Camino Real
(No. and Street)

Palo Alto	**CA**	**94306**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Schroder **(650) 328-8207**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

One Market, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

6/10/11

SEC Mail Processing Section

MAY 3 1 2011

Washington, DC 110

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, **James Schroder**, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 27TH day of May, 2011, at

Palo Alto, California.

(Signature of person signing)

PARTNER
(Title of person signing report)

US Arma Partners, LP
(Name of Licensee)

136024
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

US ARMA PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2011

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Report of Independent Registered Public Accounting Firm

To the Partners
US Arma Partners, LP

We have audited the accompanying statement of financial condition of US Arma Partners, LP (the "Partnership") as of March 31, 2011. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of US Arma Partners, LP as of March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
May 26, 2011

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com * www.hlwcpa.com

US ARMA PARTNERS, LP
Statement of Financial Condition
March 31, 2011

Assets

Cash	$ 3,077,430
Accounts receivable	12,000
Deposits	6,087
Prepaid expenses	14,450
Fixed assets, net	30,842
Total assets	$ 3,140,809

Liabilities and Partners' Capital

Liabilities	
Accounts payable and accrued liabilities	$ 66,035
Bonus payable	504,598
Payable to affiliate	696,333
Total liabilities	1,266,966
Partners' capital	1,873,843
Total liabilities and partners' capital	$ 3,140,809

See Accompanying Notes to Statement of Financial Condition

US ARMA PARTNERS, LP
Notes to Statement of Financial Condition
March 31, 2011

1. Business and Summary of Significant Accounting Policies

Business

US Arma Partners, LP (the "Partnership") is a Delaware limited partnership formed in 2006. The Partnership is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Arma Partners, LLC serves as the general partner of the Partnership. All limited partners of the Partnership are also the partners of Arma Partners, LLP ("UK Arma"), a United Kingdom-based limited liability partnership formed in March 2004. UK Arma is a broker-dealer regulated by the Financial Services Authority in the United Kingdom.

Cash

Cash consists of cash on deposit with a commercial bank which, at times, may exceed federally insured limits. Cash also includes deposits in a money market account which is not federally insured. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to five years.

Income Taxes

The Partnership elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the partners. Management has concluded that the Partnership is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying statement of financial condition. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

US ARMA PARTNERS, LP
Notes to Statement of Financial Condition
March 31, 2011

1. Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the statement of financial condition. Accordingly, upon settlement, actual results may differ from estimated amounts.

Translation of Foreign Currencies

The books and records of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the date of the statement of financial condition.

2. Indemnification

The Partnership enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Partnership has no current claims or losses pursuant such contracts.

3. Fixed Assets, Net

Fixed assets, net consists of the following:

Computer and office equipment	$ 42,973
Furniture	17,039
	60,012
Accumulated depreciation	(29,170)
Fixed assets, net	$ 30,842

4. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2011, the Partnership had net capital of $1,750,558, which was $1,666,094 in excess of its required net capital of $84,464. The Partnership's aggregate indebtedness to net capital ratio was 0.7237 to 1.

5. Lease Obligation

The Partnership leases its office facility under the terms of an operating lease that expires on May 31, 2012. Future minimum lease payments under this lease are as follows:

Fiscal Year Ending March 31	
2012	$ 101,647
2013	17,024
Total	$ 118,671

6. Related Party Transactions

The Partnership is party to an expense-sharing agreement with UK Arma, under which the Partnership is responsible for a portion of direct and indirect costs incurred in the provision of support services. The direct and indirect costs include a proportion of the office costs and supplies, marketing, legal, partner costs and wages of the financial and administrative staff incurred by UK Arma in accordance with the agreement.

The agreement also provides for the Partnership to reimburse UK Arma for time spent by UK Arma staff and partners for performing any services on behalf of the Partnership. Similarly, UK Arma also reimburses the Partnership for time spent by the Partnership's staff and partners for performing any services on behalf of UK Arma.

At March 31, 2011, the Partnership had a payable to the affiliate of $696,333, representing the net amounts due to and due from UK Arma for services provided or received and amounts payable in accordance with the expense sharing agreement.

7. Subsequent Events

Management evaluated subsequent events through May 26, 2011, the date this financial statement was available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in this financial statement.

During the period April 1, 2011 through May 26, 2011, capital distributions to limited partners totaled $604,209.